TRANSAX INTERNATIONAL LIMITED PROVIDES BUSINESS UPDATE AND PRELIMINARY GUIDANCE FOR 2005.

IRVINE, Calif. January 25, 2005 Transax International Limited ("Transax") (OTC Bulletin Board: TNSX) is pleased to provide the following business update and preliminary guidance for 2005 in light of recent roll out plans agreed with its clients.

During 2004, Transax processed 2.8 million "real time" transactions and installed 2,500 solutions into medical provider locations, including over 950 POS ("point of sale") solutions. At the end of 2004, Transax had over 3,550 solutions installed nationwide in Brazil. During 2004, transaction volume increased 180% and revenues increased approximately 300%.

Transax undertook a number of revenue generating initiatives during 2004, including the commencement of overlapping POS installations where a single POS unit can be used to undertake "real time" transactions for multiple clients, thereby increasing net revenue. A redesign of the Company's IVR ("interactive voice response") solution will significantly reduce costs throughout 2005. At the end of 2004, Transax had installed 250 overlapping POS solutions and 2,250 IVR solutions.

For the year ended December 31, 2005, Transax expects to more than double the amount of solutions installed in 2004 and under current roll out plans, will install over 5,000 solutions including approximately 2,500 POS units. During the first 20 days of January 2005 alone, Transax has installed over 160 POS solutions into medical provider locations throughout Brazil.

Transax expects to achieve favorable sequential quarterly double digit revenue growth during 2005. Volumes are expected to increase from approximately 350,000 "real time" transactions per month at the end of 2004 to over 1 million "real time" transactions per month by December 2005, based on currently signed contracts only. The addition of the Company's USA business is expected to significantly increase transaction volume and revenues in the second half of 2005.

Stephen Walters, Chief Executive Officer and President  of  Transax, commented:
"We have concluded very successful 2005 planning meetings with our clients and expect to significantly increase our volume of installations throughout the year to meet the demand for our industry leading solutions. The high percentage of overlapping POS solutions to be installed in 2005 is expected to significantly increase our net transaction revenues while reducing net transaction costs."

Mr. Walters continued: "We continue to make progress with our goal of introducing our product solutions to the U.S. marketplace. We are currently in discussions with one of the largest insurance carrier in the United States."

During December 2004, Transax announced the signing of a MOU ("Memorandum of Understanding") with Union Dental of Florida for the introduction of "real time" authorization and adjudication of dental transactions in the United States. Pilot development of this solution is in progress and is expected to be completed by the end of the first quarter 2005. Subject to concluding contract negotiations, Transax expects to have the solution operational by the third quarter 2005.
________________________________________________________________________
ABOUT TRANSAX INTERNATIONAL LIMITED: Transax is provider of network solutions for healthcare providers and health insurance companies. Its solution enables the "real-time" automation of routine patient eligibility verifications, authorization, claim adjudication, claims processing and payment functions. The "on line" technology has been proven to significantly decrease health insurance claim expenditure. Transax "Total Connectivity" solution operates in "real time" regardless of location or method of claim generation. Transax currently undertakes approximately 400,000 transactions per month and has contracts in place with major health insurers for in excess of 2,500,000 transactions per month.

Web Site : www.transax.com     Email : info@transax.com

Investor Relations Inquiries
Mirador Consulting Inc, Boca Raton, Florida
Contact    Casey   Burt,   Tel   :   877/Mirador   or   877-647-2367     Email:
cb@miradorconsulting.com


SAFE HARBOR STATEMENT "THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN."